Exhibit 99.1

Vimicro Special Committee Appoints Advisors

BEIJING, China, July 6, 2015 — Vimicro International Corporation ("Vimicro" or the "Company") (NASDAQ: VIMC), a leading video surveillance technology and solution provider, today announced that a special committee of independent directors of the Company's board of directors (the "Special Committee") has retained Duff & Phelps, LLC and Duff & Phelps Securities, LLC (collectively referred to as "Duff & Phelps") as its financial advisor and Kirkland & Ellis ("Kirkland & Ellis") as its legal counsel.

As previously announced, the Company's board of directors formed the Special Committee to consider a "going-private" transaction (the "Transaction") for $3.375 in cash per ordinary share or $13.50 in cash per American depositary share (each representing four ordinary shares), proposed by Dr. Zhonghan (John) Deng, the Company's founder, chairman and chief executive officer and, Zhaowei (Kevin) Jin, the Company's co-chief executive officer in a preliminary non-binding proposal letter, dated June 21, 2015.

Duff & Phelps and Kirkland & Ellis will assist the Special Committee in its work in connection with the Transaction and any potential alternatives. No decisions have been made by the Special Committee with respect to the Company's response to the Transaction. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About Vimicro International Corporation

Vimicro International Corporation (NASDAQ: VIMC) is a leading video surveillance technology and solution provider that designs, develops and markets a full range of video surveillance products and solutions to governments, private enterprises, and consumers in China. Vimicro co-developed SVAC (Surveillance Video and Audio Coding), the national video surveillance technological standard, which demonstrates its unique strengths in proprietary multimedia IC technology, making it a leader in China's fast-growing security and surveillance market. Vimicro is headquartered in Beijing, China and has subsidiaries and offices throughout China and in Silicon Valley. Vimicro's ADSs each represent four ordinary shares and are traded on the NASDAQ Global Market exchange under the ticker symbol "VIMC."

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Among other things, the quotations from management in this announcement, as well as Vimicro's expectations and forecasts, contain forward-looking statements. Vimicro may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vimicro's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's ability to increase its sales of PC camera processors, as well as video surveillance products; the expected growth of the video surveillance market; the Company's ability to retain existing customers and acquire new customers and respond to competitive market conditions; the Company's ability to respond in a timely manner to the evolving market and changing consumer preferences and industry standards and to stay abreast of technological changes; the Company's ability to secure sufficient foundry capacity in a timely manner; the Company's ability to effectively protect its intellectual property and the risk that it may infringe on the intellectual property of others; and cyclicality of the semiconductor industry and fluctuations in the markets in which the Company competes. Further information regarding these and other risks is included in Vimicro's annual report on Form 20-F filed with the Securities and Exchange Commission. Vimicro does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date hereof, and Vimicro undertakes no duty to update such information, except as required under applicable law.

Contact:

Vimicro International Corporation
Investor Relations
Phone: +8610-5884-8898
E-mail: ir@vimicro.com

SOURCE Vimicro International Corporation

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